VIA EDGAR

August 1, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request for Blackstone Real Estate Income Trust, Inc.
Registration Statement on Form S-11 (File No. 333-280059)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Blackstone Real Estate Income Trust, Inc., that effectiveness of the above-referenced Registration Statement on Form S-11 be accelerated to 10:00 a.m., Eastern Time, on August 5, 2025, or as soon as practicable thereafter.

Please do not hesitate to call me at (212) 455-2516 with any questions.

Sincerely,

/s/ Benjamin Wells

Benjamin Wells

Blackstone Real Estate Income Trust, Inc.

345 Park Avenue

New York, New York 10154

August 1, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request for Blackstone Real Estate Income Trust, Inc.
Registration Statement on Form S-11 (File No. 333-280059)

Dear Ladies and Gentlemen:

Blackstone Real Estate Income Trust, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on August 5, 2025, or as soon thereafter as practicable.

The Registrant hereby authorizes Benjamin Wells of Simpson Thacher & Bartlett LLP to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by telephone call to Benjamin Wells at (212) 455-2516.

[Signature Page Follows]

Very truly yours,

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Chief Legal Officer and Secretary